Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

April 14, 2011

Item 3.	News Release

The Company’s news release dated April 14, 2011, was disseminated by Marketwire, Incorporated on April 14, 2011.

Item 4.	Summary of Material Change

The Company announced that Caterpillar Credito S.A., the Panamanian subsidiary of Caterpillar Financial, has approved an initial US$5 million leasing facility to the Company’s subsidiaries, Petaquilla Gold, S.A. and Panama Development of Infrastructure, S.A.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Rodrigo Esquivel, President of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated April 14, 2011

PETAQUILLA MINERALS LTD.

Per:	/s/ Rodrigo Esquivel
Rodrigo Esquivel
President

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Equipment Leasing Facility with Caterpillar

Vancouver, BC - April 14, 2011: Petaquilla Minerals Ltd. (the "Company") announced today that Caterpillar Credito S.A., the Panamanian subsidiary of Caterpillar Financial, has approved an initial US$5 million leasing facility to the Company’s subsidiaries, Petaquilla Gold, S.A. (“Petaquilla”) and Panama Development of Infrastructure, S.A. ("PDI Panama").

This facility will allow Petaquilla to increase the robustness of its power generation system through the acquisition of a new 2MW Caterpillar Diesel power generator and PDI Panama, the Company’s infrastructure subsidiary, to acquire heavy equipment to be used in heap leach operations as well as secondary equipment (e.g. lifters and telehandlers) to operate the warehouses and the heavy equipment shop designed for mechanical maintenance of light and heavy equipment. This equipment will also be used for the removal and sale of the aggregate from the Molejon pit which will open up access to the gold bearing zone lying beneath the aggregate.

The proposed facility is subject to, among other terms and conditions, a 6% fixed annual interest rate over five years with the option to purchase each Caterpillar equipment item at the end of the period with a final payment of US$1.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of P
ETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.